September 17, 2012

Jeffrey Gordon

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Infusion Brands International, Inc.

Item 4.01 Form 8-K

Filed September 7, 2012

File No. 0-51599

Dear Mr. Gordon:

Thank you for your comments on our recent filings. Our responses to each of your comments and the related actions that we have taken are provided below:

Comment No. 1:

The Exhibit 16 letter from the former accountants refers to the Item 4.01 Form 8-K of Solitron Devices, Inc. Please amend your Form 8-K in its entirety and include an updated Exhibit 16 letter which refers to the Form 8-K/A of Infusion Brands International, Inc.

Response to Comment No. 1:

On September 17, 2012, we filed an amendment on Form 8-K/A of the Form 8-K in its entirety and includes an updated Exhibit 16 letter which refers to the Form 8-K/A of Infusion Brands International, Inc.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Infusion Brands International, Inc.

/s/ Mary B. Mather

Mary B. Mather

Chief Financial Officer

14375 Myerlake Circle, Clearwater, FL 33760

Phone: 727-230-1031 FAX: 727-230-1032

http://www.InfusionBrands.com